UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ____________________
Commission file number 001-15955

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Employees 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Financial Inc.
821 17th Street Denver, CO 80202

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - Modified Cash Basis	15 4
Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis	5

Notes to Financial Statements	6

SUPPLEMENTAL INFORMATION

Schedule H, Part IV, Line 4i; Schedule of Assets (Held at End of Year)	15

SIGNATURES	16

EXHIBITS INDEX	17

Consent of Independent Registered Public Accounting Firm, EKS&H LLLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CoBiz Employees 401(k) Advisory Committee

CoBiz Employees 401(k) Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the CoBiz Employees 401(k) Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2013 and 2012, and the supplemental schedule as of December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2013 and 2012, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

EKS&H LLLP

June  11, 2014

Denver, Colorado

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
December 31, 2013 and 2012

	2013	2012

INVESTMENTS, AT FAIR VALUE
Mutual Funds	$33,895,346	$28,927,927
Guaranteed Interest Fund	8,347,455	8,364,858
Collective Investment Trust	5,565,672	3,527,107
CoBiz Financial Inc. Common Stock Fund	5,028,305	4,584,716
TOTAL INVESTMENTS	52,836,778	45,404,608

RECEIVABLES
Participant loans	1,114,061	857,702

TOTAL NET ASSETS AT FAIR VALUE	53,950,839	46,262,310
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	440,256
NET ASSETS AVAILABLE FOR BENEFITS	$53,950,839	$46,702,566

The accompanying notes are an integral part of these financial statements.

 COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS  -
MODIFIED CASH BASIS
For the Years Ended December 31, 2013 and 2012

	2013	2012

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
Investment income:
Net appreciation in fair value of investments	$9,757,723	$5,237,394
Interest	192,216	233,795
Total investment income	9,949,939	5,471,189

Contributions:
Participant	3,251,165	3,147,453
Company, net of forfeitures	1,068,743	1,100,381
Rollover	1,003,306	804,527
Total contributions	5,323,214	5,052,361

Deductions:
Benefits paid to participants	(4,685,264)	(3,859,908)
Administrative expenses	(12,717)	(7,513)
Total deductions	(4,697,981)	(3,867,421)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	10,575,172	6,656,129

Transfers out of the Plan	(3,326,899)	-

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	46,702,566	40,046,437

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$53,950,839	$46,702,566

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 – DESCRIPTION OF PLAN

The following description of the CoBiz Employees 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  The Plan covers all full-time employees of CoBiz Financial Inc. and its wholly owned subsidiaries (the “Company”) who have attained age 21 and have worked for the Company for one month.  The Plan was created on January 1, 1991 and has been restated or amended thereafter to comply with new rules and regulations issued and applicable to the Plan.  The Plan has designated Principal Financial Group (Principal) as the Plan's recordkeeper and trustee.  Principal is also the custodian of participants’ investment in the Company’s common stock.    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).    In the fourth quarter of 2012, the Company made the decision to close its trust department and sell its wealth transfer business and as a result, the accounts of employees from the Company’s trust department and wealth transfer business totaling approximately $3.3 million were transferred out of the Plan in the first quarter of 2013.

Contributions

Effective January 1, 2013, the Plan was amended to provide for an automatic deferral contribution equal to 3% of the participants’ pretax annual compensation.  Participants may affirmatively elect a different percentage ranging from 1% to up to the maximum allowed by law of their pretax annual compensation, as defined in the Plan or up to $17,500 in 2013 and $17,000 in 2012,  subject to certain Internal Revenue Code (IRC) limitations.  If the participant attains age 50 during the Plan year, the participant may contribute a catch-up contribution of an additional $5,500 in 2013 and 2012. The Plan accepts Roth elective contributions made on behalf of participants, as defined in the Plan Document and subject to IRC limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds,  a collective investment trust fund, a common stock fund and guaranteed interest fund as investment options for participants.

Discretionary Contributions

The Company may contribute a discretionary contribution as determined annually by the Company’s Compensation Committee and such contributions are directed by the receiving participants’ investment election.  The match for 2013 and 2012 was a dollar for dollar match of the employees’ elective contributions, limited to 4.5% and 3% of annual compensation, respectively.

Participant Accounts

Principal is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions.  Participant accounts are adjusted for interest earned and dividends paid,  expenses charged,  and any appreciation or depreciation of investments.  The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account, the earnings or losses thereon and the participant’s vested amount in their Company contribution account.

Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon.  Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service.  A participant  vests 20% annually or is 100% vested after five years of credited service.  A year of credited service is considered to be when an employee has worked at least 1,000 hours with the Company during the plan year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance.  Loan terms range from 1 to 5 years or up to 15 years if the loan is for the purchase of a participants’ primary residence.  A participant may only have one loan outstanding.  However, a second loan may be allowed for the purchase of the participant’s primary residence.  The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant.  The loans bear interest at rates that range from 3.25% to 4.25% which are commensurate with local prevailing rates as determined by the Plan administrator.  Loan principal and interest is paid ratably through semi-monthly payroll deductions.  Loans outstanding at December 31, 2013 mature on various dates from June 2014 through December 2019.  Participant loans are recorded in the financial statements at amortized cost.

Forfeitures

Forfeitures which occur pursuant to the Plan are applied to offset expenses and employer contributions as such obligations accrue.    In 2013 and 2012, there were no forfeitures applied against expenses.    For the years ended December 31, 2013 and 2012, employer contributions were reduced by  $59,000 and $55,000, respectively, due to forfeitures.  Forfeitures of terminated non-vested participant account balances available to offset future expenses and/or Company contributions at December 31, 2013 and 2012 totaled $29,000 and $15,000, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.    Participants start receiving required minimum distributions from the Plan the later of the year the participant retires or attains age 70½.  Benefits of $5,000 or less may be distributed automatically in a single sum unless an optional form of benefit is selected.  The participant’s interest portion held in the CoBiz Financial Inc. Common Stock Fund may be distributed in kind.

The Plan allows for hardship withdrawal to pay certain eligible expenses if the participant does not have other funds available for these expenses.  Internal Revenue Service (IRS) regulations require that a participant cannot make contributions to the Plan for six months after taking a hardship withdrawal.  In addition, participants will not receive matching contributions for the six months they are ineligible to participate in the Plan.

Any death benefit other than a lump sum distribution made to the participant’s spouse must be distributed no later than December 31st of the calendar year immediately following the calendar year in which the participant died, or December 31st of the calendar year in which the participant would have reached age 70½, whichever is later.  If the beneficiary of any death benefit other than a lump sum distribution is not a spouse, the distribution must be made beginning no later than December 31st of the calendar year immediately following the calendar year in which the participant died.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.  This basis of accounting is not in accordance with accounting principles generally accepted in the United States.  Cash basis financial statements that adjust securities investments to fair value are considered to be prepared on a modified cash basis of accounting.  Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

The preparation of financial statements in conformity with the modified cash basis of accounting may require management to make estimates and assumptions.  These estimates and assumptions may affect the reported amounts of assets and liabilities and, if applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value in accordance with ASC 820 Fair Value Measurements and Disclosures (ASC 820).  Fair value is defined under ASC 820 as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  See Note 3 – Fair Value Measurements for detailed investment valuation methodologies used.

Purchases and sales of securities are recorded on a trade-date basis.  The Plan presents in the Statements of Changes in Net Assets Available for Benefits – Modified Cash Basis the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Administrative fees are deducted from participant accounts.   Administrative fees cover for the cost of providing professional investment management, marketing the investment options, and the plan’s recordkeeping and service package.  The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for various investment alternatives.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statements of Net Assets Available for Benefits – Modified Cash Basis and the Statements of Changes in Net Assets Available for Benefits – Modified Cash Basis.  Additionally, some investments held by mutual funds are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about the issuers, different security transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

NOTE 3 – FAIR VALUE MEASUREMENTS

ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined using assumptions that market participants would use in pricing an asset or liability.  As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits – Modified Cash Basis, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value.  Purchase and sales of investments are recorded on a trade-date basis.  Interest income is recognized on the modified cash basis.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy, is set forth below.

Mutual Funds

The mutual funds include publicly traded mutual funds recorded at unit value.  Unit value is determined daily using publicly traded net asset value or share prices, adjusted for dividend rates and management fee rates.  The management fee rates are considered a Level 2 input.  However, the Plan has assessed the impact of the management fee rates on the overall fair value of the account and determined it is immaterial.  As a result, the fair value of the account in its entirety is classified as Level 1.

Guaranteed Interest Fund

The Plan has invested in the Guaranteed Interest Fund, which contains investment contracts.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  Most participant transactions are executed using contract value without adjustment and therefore, contract value is a good proxy for fair value. The calculation of fair value utilizes a combination of the current interest rates based on remaining investment term at the reporting date as well as the interest rate on account.  The Statements of Net Assets Available for Benefits – Modified Cash Basis present the fair value of the investment contract.  As a result, the Plan has determined the Guaranteed Interest Fund is classified within Level 3 of the fair value hierarchy.

Collective Investment Trust

The collective investment trust (CIT) invests in a collective trust fund as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date.  The CIT provides for daily redemptions by the Plan at reported net asset values with no restrictions and a one-day advance notice requirement.  Net asset value serves as a practical expedient to estimate the fair value of the CIT.

The CIT is comprised primarily of investments in the following: the Mellon EB DL Aggregate Bond Index (Mellon), Collective Trust Fund (non-publicly traded; audited financials available),  the Principal Large Cap S&P 500 Index Separate Account,  and the Principal Diversified International Inst Fund.  The fair value of the Mellon Collective Trust Fund and the separate accounts are not publicly quoted pricing inputs. The fair value of mutual funds is based on publicly quoted pricing inputs (Level 1). The fair value of all these investments is used in determining the net asset value of the collective investment trust, which is not publicly quoted.  The Plan’s investment committee regularly reviews the fair value of the CIT utilizing a variety of factors taking into consideration that the inputs are used to determine Level 1 and Level 2.    Therefore, considering inputs used to determine the fair value of the CIT are Level 1 and 2, the overall CIT fair value is classified as Level 2.

CoBiz Financial Inc. Common Stock Fund

The CoBiz Financial Inc. Common Stock Fund contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price.  As a result, the fair value of the account in its entirety is classified as Level 1.

The following tables present the Plan’s assets measured at fair value at December 31, 2013 and 2012, aggregated by the level in the fair value hierarchy within which those measurements fall.

		Fair value measurements using:
	Balance at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Mutual Funds:
Fixed Income	$ 2,954,295	$ 2,954,295	$ -	$ -
International Equity	5,545,919	5,545,919	-	-
Large U.S. Equity	13,404,582	13,404,582	-	-
Small/Mid U.S. Equity	11,990,550	11,990,550	-	-
Total Mutual Funds	33,895,346	33,895,346	-	-

Guaranteed Interest Fund	8,347,455	-	-	8,347,455
Collective Investment Trust	5,565,672	-	5,565,672	-
CoBiz Financial Inc. Common Stock Fund	5,028,305	5,028,305	-	-
Total Investments	$ 52,836,778	$ 38,923,651	$ 5,565,672	$ 8,347,455

		Fair value measurements using:
	Balance at December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Mutual Funds:
Fixed Income	$ 3,765,165	$ 3,765,165	$ -	$ -
International Equity	5,075,263	5,075,263	-	-
Large U.S. Equity	10,716,090	10,716,090	-	-
Small/Mid U.S. Equity	9,371,409	9,371,409	-	-
Total Mutual Funds	28,927,927	28,927,927	-	-

Guaranteed Interest Fund	8,364,858	-	-	8,364,858
Collective Investment Trust	3,527,107	-	3,527,107	-
CoBiz Financial Inc. Common Stock Fund	4,584,716	4,584,716	-	-
Total Investments	$ 45,404,608	$ 33,512,643	$ 3,527,107	$ 8,364,858

A reconciliation of the beginning and ending balances of assets measured at fair value using Level 3 inputs follows:

	Guaranteed Interest Fund
	For the year ended December 31,
	2013	2012
Balance at January 1,	$ 8,364,858	$ 7,769,002
Interest	152,042	197,273
Unrealized gain(loss)	440,256	(31,361)
Fund transactions
Purchases	715,677	847,999
Sales	(1,328,242)	(1,081,989)
Transfers in	3,685,645	2,206,434
Transfers out	(3,682,781)	(1,542,500)
Balance at December 31,	$ 8,347,455	$ 8,364,858

The table below provides information describing the significant inputs used to determine recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

Category	Fair value	Valuation technique	Unobservable input	Rate or range of rates*
Guaranteed Interest Fund	$ 8,347,455	Assumed proceeds at discontinuation	Composite guaranteed rate Rate at December 31, 2013	2.00% - 2.10% 2.00%

*  Current interest rates are computed using applicable treasury rates plus 50 basis points.

NOTE 4 – INVESTMENTS

The following presents investments at December 31, 2013 and 2012 that represent 5% or more of the Plan’s net assets available for benefits.

	2013	2012

Guaranteed Interest Fund
Principal Life Insurance Company	$ 8,347,455	$ 8,364,858

Mutual Funds
PIMCO Total Return A	-	3,229,578
Alger Capital Appreciation Inst	3,717,681	2,983,344
BlackRock Equity Dividend Inv A	3,574,747	3,069,656
Principal Large Cap S&P 500 Index Inst	5,040,360	3,996,481
Principal MidCap S&P 400 Index Inst	3,149,660	2,479,945
Prudential Jennison MidCap Growth A	3,009,656	2,633,270
American Funds EuroPacific Gr R4	4,057,235	3,964,607

CoBiz Financial Inc. Common Stock Fund	5,028,305	4,584,716

During 2013, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $9.8 million compared to 2012, when the Plan’s investments appreciated  in value by $5.2 million.  The detail follows:

	2013	2012
Net appreciation in fair value of investments:
Mutual Funds	$6,948,096	$3,764,190
Collective Investment Trust	739,220	323,229
CoBiz Financial Inc. Common Stock Fund	2,070,407	1,149,975
Total	$9,757,723	$5,237,394

NOTE 5 – GUARANTEED INTEREST FUND

The Plan has entered into a benefit-responsive investment contract with Principal.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  As discussed in Note 3 - Fair Value Measurements,  the contract is included in the financial statements at fair value,  as reported to the Plan by Principal.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan Documents (including complete or partial plan termination or merger with another plan), (2) changes to plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk on the contract issuer or otherwise.  The average yield and crediting interest rates was 2.04% and 2.48% for 2013 and 2012, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Interest rates are reviewed on a quarterly basis for resetting.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that at December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 8 – ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

The Plan has designated Principal as the trustee of the Plan.  Officers or employees of the Company performed certain administrative functions.  No such officer or employee receives compensation from the Plan.

The Plan has entered into a benefit-responsive investment contract with Principal, who maintains contributions in a general account.  Principal is the plan Provider as designated by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Administrative fees paid to the Plan’s service provider for the year ended December 31, 2013 and 2012 amounted to approximately $13,000 and $8,000, respectively.  Plan investments include mutual funds, a guaranteed interest fund, collective investment trusts managed by Principal, participant loans and investments in the Company’s common stock.  Principal is a trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.

NOTE 9 – SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiaries’ employees into the Plan.  The following subsidiaries of the Company are included in the Plan: CoBiz Insurance, Inc., Green Manning & Bunch, LTD., CoBiz Bank, and CoBiz Investment Management, LLC.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN

EIN 84-0826324, PLAN # 001

 SCHEDULE H, PART IV, LINE 4i;
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

		Current
Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Value

Plan’s Interest in Mutual Funds

PIMCO Total Return A	Mutual Funds	$2,462,171
Alger Capital Appreciation Inst	Mutual Funds	3,717,681
BlackRock Equity Dividend Inv A	Mutual Funds	3,574,747
Principal Large Cap S&P 500 Index Inst*	Mutual Funds	5,040,360
Principal MidCap S&P 400 Index Inst*	Mutual Funds	3,149,660
Prudential Jennison MidCap Growth A	Mutual Funds	3,009,656
American Funds EuroPacific Gr R4	Mutual Funds	4,057,235
JP Morgan High Yield A Fund	Mutual Funds	422,007
PIMCO GNMA A	Mutual Funds	70,118
MFS Value R3	Mutual Funds	266,181
Wells Fargo Advantage Growth A	Mutual Funds	805,613
Columbia SmallCap Value Fund I, Class A	Mutual Funds	738,196
Principal MidCap S&P 400 Index Inst*	Mutual Funds	1,626,120
Principal SmallCap S&P 600 Index Institutional*	Mutual Funds	1,327,862
Principal Real Estate Securities Institutional*	Mutual Funds	223,167
Wasatch Small Cap Growth Fund	Mutual Funds	1,915,875
Columbia Acorn International A	Mutual Funds	428,831
Oppenheimer Developing Markets A	Mutual Funds	1,059,866
		$33,895,346
Plan’s Interest in the Guaranteed Interest Fund*

Principal Life Insurance Company Interest Fund	Collective Investment Trust	$8,347,455

Plan's Interest in the Principal's Collective Investment Trust*

Trust (SM) Income	Collective Investment Trust	$57,114
Trust (SM) Target 2010	Collective Investment Trust	68,163
Trust (SM) Target 2015	Collective Investment Trust	741,418
Trust (SM) Target 2020	Collective Investment Trust	917,136
Trust (SM) Target 2025	Collective Investment Trust	830,005
Trust (SM) Target 2030	Collective Investment Trust	1,416,736
Trust (SM)Target 2035	Collective Investment Trust	483,700
Trust (SM)Target 2040	Collective Investment Trust	411,088
Trust (SM) Target 2045	Collective Investment Trust	299,086
Trust (SM) Target 2050	Collective Investment Trust	262,176
Trust (SM) Target 2055	Collective Investment Trust	79,050
		$5,565,672

CoBiz Financial Inc.*	Common Stock Fund	$5,028,305

Participant loans with interest ranging from 3.25% to 4.25% with various maturities through December 2019, collateralized by participant vested account balances.*		$1,114,061

TOTAL PLAN ASSETS HELD FOR INVESTMENT		$53,950,839

*    Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan
Date: June 11, 2014	By:	/s/ Troy Dumlao
Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, EKS&H LLLP